Golenbock Eiseman Assor Bell & Peskoe LLP
437 Madison Avenue
New York, NY 10022

July 10, 2008

Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549
Attn:     Laura Nicholson, Esq.
      Division of Corporation Finance

      Re: Paradigm Oil and Gas, Inc.
      Schedule 14A
      Filed June 18, 2008
      File No. 333-103780

Dear Ms. Nicholson:

On behalf of Paradigm Oil and Gas, Inc. (the “Company”), we are filing herewith Amendment No. 1 to the Company’s Preliminary Proxy Statement on Schedule 14A (the “Proxy Statement”).

Reference is made to the letter of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated July 7, 2008, setting forth comments to the Proxy Statement filed by the Company on June 18, 2008. Set forth below are the Staff’s comments, indicated in bold, and the Company’s responses. References to the location of the revisions within the amended Proxy Statement have been included, where appropriate, and correspond to the marked courtesy copy provided to the Staff.

Preliminary Proxy Statement on Schedule 14A

Proposal 2:  To Approve a One for Three Hundred Stock Reverse Stock Split

1.	We call your attention to Rule 10b-17, which you should consult in connection with the process of implementing any reverse stock split.

Response:  The Company is aware of its requirements under Rule 10b-17 and will provide proper notification of the reverse split to the National Association of Securities Dealers, Inc.

2.
The reverse stock split will result in an increased number of authorized but unissued shares of your common stock.  We note your disclosure that you do not have any plans to effect an acquisition or business combination.  Please disclose whether you have any current plans, proposals or arrangements, written or otherwise, to issue the additional shares at this time.  If so, please discuss them in necessary detail.  If not, please state that you have no such plans, proposals or arrangements, written or otherwise, at this time.

Securities and Exchange Commission
July 10, 2008

Response:  We have amended the Proxy Statement (see page 8) to state that the Company has no current plans, proposals or arrangements, written or otherwise, to issue additional shares at this time.

3.
Please disclose in a table or other similar format, the number of shares of your common stock that will be: (i) issued and outstanding; (ii) authorized and reserved for issuance; (iii) authorized but unreserved and available for issuance after the reverse stock split.  Please also discuss the dilutive effect on your current shareholders.

Response:  We have amended the Proxy Statement (see page 9) to disclose the number of shares of the Company’s common stock that will be: (i) issued and outstanding; (ii) authorized and reserved for issuance; and (iii) authorized but unreserved and available for issuance after the reverse stock split. We have also amended the Proxy Statement (see pages 8-9) to include a discussion on the dilutive effect of the reverse stock split on the Company’s current shareholders.

4.
Please refer to Release No. 34-15230 and discuss the possible anti-takeover effects of the reverse stock split.  Please also discuss other anti-takeover mechanisms that may be present in your governing documents or otherwise and whether there are any plans or proposals to adopt other provisions or enter into other arrangements that may have material anti-takeover consequences.  Inform holders that management could use the additional shares to resist or frustrate a third-party transaction providing an above-market premium that is favored by a majority of the independent stockholders.

Response:  We have amended the Proxy Statement (see page 9) to discuss the possible anti-takeover effects of the reverse stock split. There are no other anti-takeover mechanisms currently present in the Company’s governing documents or otherwise and, other than the proposal to amend the Company’s Articles of Incorporation to authorize a class of preferred stock as discuss in Proposal 3 of the Proxy Statement, the Company has no other plans or proposals to adopt any other provisions or enter into any other arrangements that may have material anti-takeover consequences.

The Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

Securities and Exchange Commission
July 10, 2008

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions regarding the foregoing or require any additional information, please do not hesitate to contact the undersigned at (212) 907-7349.

Sincerely,
/s/ Andrew Hudders
Andrew Hudders

cc:     Mr. Marc Juliar
   Paradigm Oil and Gas, Inc.